UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIRYANET LTD.

(Name of Issuer)

Preferred A Shares, PAR VALUE NIS 5.0 PER SHARE

Ordinary Shares, PAR VALUE NIS 5.0 PER SHARE

(Title of Class of Securities)

M97540 13 8

(CUSIP Number)

January 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Jerusalem High Tech Founders Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:

  5.    Sole Voting Power

326,798 Preferred Shares and 1,315 Ordinary Shares. The Preferred Shares vote on all matters upon which holders of Ordinary Shares may vote, on an as converted basis. The conversion ratio for the Preferred Shares as of the date of this Schedule is 1:1.

6. Shared Voting Power 0
7. Sole Dispositive Power 326,798 Preferred Shares and 1,315 Ordinary Shares
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 1,315 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.

Percent of Class Represented by Amount in Row (9)

The Preferred Shares listed in Item 5 above represent 100% of the outstanding Preferred Shares. Such Preferred Shares, together with the Ordinary Shares listed in Item 5 above represent 12.2%** of the outstanding Ordinary Shares.

12.	Type of Reporting Person: CO

**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 2 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Samuel I. HaCohen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 48,602 Ordinary Shares*
6. Shared Voting Power 326,798 Preferred Shares and 49,377 Ordinary Shares*.
7. Sole Dispositive Power 48,602 Ordinary Shares*
8. Shared Dispositive Power 326,798 Preferred Shares and 49,377 Ordinary Shares*.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 49,377 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 14.1%**
12.	Type of Reporting Person: IN

*	Includes options exercisable into 27,060 Shares.
**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 3 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Vladimir Morgenstern
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 14,025 Ordinary Shares*
6. Shared Voting Power 326,798 Preferred Shares and 15,340 Ordinary Shares*
7. Sole Dispositive Power 14,025 Ordinary Shares*
8. Shared Dispositive Power 326,798 Preferred Shares and 15,340 Ordinary Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 15,340 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 12.8%**
12.	Type of Reporting Person: IN

*	Includes options exercisable into 8600 Shares.
**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 4 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). SQL Technology Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization British Virgin Islands (BVI)

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,758 Ordinary Shares
6. Shared Voting Power 326,798 Preferred Shares and 6,758 Ordinary Shares
7. Sole Dispositive Power 6,758 Ordinary Shares
8. Shared Dispositive Power 326,798 Preferred Shares and 6,758 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 6,758 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 12.5%**
12.	Type of Reporting Person: CO

**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 5 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Dr. Hymie Friedlander
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,758 Ordinary Shares
6. Shared Voting Power 326,798 Preferred Shares and 6,758 Ordinary Shares
7. Sole Dispositive Power 6,758 Ordinary Shares
8. Shared Dispositive Power 326,798 Preferred Shares and 6,758 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 6,758 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 12.5%**
12.	Type of Reporting Person: IN

**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 6 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shimon Katz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,222 Ordinary Shares
6. Shared Voting Power 326,798 Preferred Shares and 5,222 Ordinary Shares
7. Sole Dispositive Power 5,222 Ordinary Shares
8. Shared Dispositive Power 326,798 Preferred Shares and 5,222 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 5,222 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 12.4%**
12.	Type of Reporting Person: IN

**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 7 of 12 pages

CUSIP NO. M97540 13 8

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Isaac Hamou
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use only
4.	Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,182 Ordinary Shares
6. Shared Voting Power 326,798 Preferred Shares and 4,182 Ordinary Shares
7. Sole Dispositive Power 4,182 Ordinary Shares
8. Shared Dispositive Power 326,798 Preferred Shares and 4,182 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,798 Preferred Shares and 4,182 Ordinary
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 12.4%**
12.	Type of Reporting Person: IN

**	Based on 2,677,474 aggregate Ordinary and Preferred Shares outstanding as of January 31, 2008.

Page 8 of 12 pages

ITEM 1.

	(a)	Name of Issuer:

ViryaNet Ltd. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

8 HaMarpe St. Har Hotzvim P.O. Box 45041 Jerusalem 91450 Israel

ITEM 2.

	(a)	Name of Persons Filing:

This Statement is filed by:

(1) Jerusalem High Tech Founders Ltd. (2) Samuel I. HaCohen (3) Vladimir Morgenstern (4) Dr. Hymie Friedlander (5) Shimon Katz (6) Isaac Hamou (7) SQL Technology Ltd.

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

(1) Jerusalem High Tech Founders Ltd is an Israeli private company which manages personal investments of Samuel I. HaCohen, Vladimir Morgenstern, Shimon Katz, Isaac Hamou and Dr. Hymie Friedlander.

(2) - (6) Mr. Samuel I. HaCohen, Mr. Vladimir Morgenstern, Mr. Shimon Katz, Mr. Isaac Hamou and Dr. Hymie Friedlander are natural persons who, by reason of their interests in, and relationships among them with respect to, Jerusalem High Tech Founders Ltd, are deemed to control Jerusalem High Tech Founders Ltd.

By reason of the control of Jerusalem High Tech Founders Ltd by Samuel I HaCohen, Vladimir Morgenstern, Shimon Katz, Isaac Hamou and Dr. Hymie Friedlander and the relations among them, Samuel I HaCohen, Vladimir Morgenstern, Shimon Katz, Isaac Hamou and Dr. Hymie Friedlander may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by Jerusalem High Tech Founders Ltd.

(4) SQL Technology Ltd is a British Virgin Islands (BVI) private company which manages personal Investments of Dr. Hymie Friedlander, Dr. Hymie Friedlander is the sole beneficial owner of, and has the power to vote and dispose of, the Shares owned beneficially by SQL Technology LTD.

	(b)	Address of Principal Business Offices or, if none, Residence:

Jerusalem High Tech Founders Ltd, 9 HaRatom Street, P.O. Box 45191, Jerusalem 91450, Israel

Mr. Samuel I. HaCohen - 2 Willow Street, Southborough MA, 01745 USA

Mr. Vladimir Morgenstern - 2 Willow Street, Southborough MA, 01745 USA

Mr. Isaac Hamou - 9 HaRatom Street, P.O. Box 45191, Jerusalem 91450, Israel

Mr. Shimon Katz - 9 HaRatom Street, P.O. Box 45191, Jerusalem 91450, Israel

Dr. Hymie Friedlander - 25 Grenville Ave., Savoy, Johannesburg, South Africa

SQL Technology - Tropic Isle Building, Road Town, Tortola, British Virgin Island (BVI)

	(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel unless otherwise indicated in Items 4 of the cover pages hereto, which are incorporated herein.

	(d)	Title of Class of Securities:

Ordinary shares, par value NIS 5.00 per share and Preferred shares, par value NIS 5.00 per share (the “Shares”).

	(e)	CUSIP Number:

M97540 13 8

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Page 9 of 12 pages

ITEM 4.	OWNERSHIP

Except as set forth in Items 2 and 8 below, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008

Jerusalem High Tech Founders Ltd.
Mr. Samuel I. HaCohen
Mr. Vladimir Morgenstern
Mr. Isaac Hamou
Mr. Shimon Katz
SQL Technology
Dr. Hymie Friedlander

BY:	Jerusalem High Tech Founders Ltd.

BY:	/s/ Samuel I. HaCohen	/s/ Shimon Katz
Samuel I. HaCohen and Shimon Katz, authorized signatories of Jerusalem High Tech Founders Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement annexed hereto as Exhibit 1.

Page 11 of 12 pages

EXHIBIT 1

Jerusalem High Tech Founders Ltd.

Israel

Gentlemen,

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Jerusalem High Tech Founders Ltd. may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or Schedule 13D and any amendments thereto in respect of shares of VIRYANET LTD. purchased, owned or sold from time to time by the undersigned.

Jerusalem High Tech Founders Ltd is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

/s/ Samuel I. HaCohen
Samuel I. HaCohen

/s/ Vladimir Morgenstern
Vladimir Morgenstern

/s/ Shimon Katz
Shimon Katz

/s/ Isaac Hamou
Isaac Hamou

/s/ Dr. Hymie Friedlander
SQL Technology Ltd.

/s/ Dr. Hymie Friedlander
Dr. Hymie Friedlander

Agreed:

/s/ Samuel I. HaCohen /s/ Shimon Katz Jerusalem High Tech Founders Ltd.

Page 12 of 12 pages